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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    FORM 10-K/A-1


    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1996

                                          OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM _________ TO __________

                            Commission File Number 0-23830

                               CROP GROWERS CORPORATION
                (Exact name of registrant as specified in its charter)

           DELAWARE                                       81-0491497
    (State or jurisdiction                             (I.R.S. Employer
    of incorporation or organization)                 Identification No.)

    10895 LOWELL, SUITE 300
    OVERLAND PARK, KANSAS                                     66210
    (Address of principal executive offices)               (zip code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (913) 338-7800

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:  NONE
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                  COMMON STOCK, $.01 PAR VALUE
                                      (TITLE OF CLASS)

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.    Yes  X   No
                                                ---     ----

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this
Form 10-K.   X
           ---
  The aggregate market value of the registrant's Common Stock held by non-affiliates as of March 21, 1997, was approximately $65,334,951

  As of March 21, 1997, the shares outstanding of the registrant's common stock was 7,972,251.

                         DOCUMENTS INCORPORATED BY REFERENCE
None

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                                        Part I
ITEM 3. LEGAL PROCEEDINGS

    From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. Neither the Company nor any of its subsidiaries is a party to any legal proceedings other than as described below, the adverse outcome of which individually or in the aggregate, in the Company's opinion, would have a material adverse effect on the Company's results of operations, financial position or liquidity.

    INDEPENDENT COUNSEL INVESTIGATION. On January 21, 1997, the court in the matter of UNITED STATES OF AMERICA V. CROP GROWERS CORPORATION, JOHN J. HEMMINGSON AND GARY A. BLACK (Crim. No. 96-0181(GK)) accepted Crop Growers Corporation's (the "Company") plea of NOLO CONTENDERE to two charges brought against it by the Independent Counsel ("IC") appointed to investigate former Secretary of Agriculture Mike Espy. Pursuant to an agreement with the IC, the Company also agreed to pay a fine of $2.0 million. The settlement concludes matters between the Company and the IC. The entire amount of the settlement has been accrued for at December 31, 1996.

    The indictment as initially filed against the Company alleged conspiracy to violate federal election laws, false statements to a government agency, falsification of books and records, false statements to auditors, various securities law violations and other matters. The allegations were made in connection with alleged corporate reimbursement of individual campaign contributions to the 1993 Congressional primary campaign of Henry Espy, brother of Mike Espy and an amount paid as a retainer to an attorney who used the funds, allegedly with the knowledge of an officer of the Company, to retire certain Congressional primary campaign debts of Henry Espy. In January 1997, the court dismissed (i) 10 of the counts against the Company based on its ruling that the Company had no duty to disclose uncharged criminal conduct under the concealment prong of 18 U.S.C. ("Section 1001") and because the indictment did not adequately allege the use of an affirmatively false writing under the false statement prong of Section 1001 on various grounds, (ii) one count against the Company based on its ruling that the Company had no duty to disclose the alleged omissions to the investing public and (iii) one count based on its ruling that venue did not lie in the District of Columbia for the charge of making and keeping false records and accounts, but rather venue is determined by the laws of the offense (the making and keeping of books, records and accounts).

    By its terms, the Company's agreement with the IC does not compromise or preclude civil actions by other governmental regulatory authorities, such as the Federal Election Commission, Securities and Exchange Commission, the USDA, or state or federal insurance regulatory authorities, or shareholders as a result of the allegations made by the IC and the Company's NOLO CONTENDERE plea. No assurance can be given as to what action a regulatory authority might take in response to the Company's plea and its agreement with the IC.

    SECURITIES CLASS ACTION. On February 28, 1997, the Company agreed to a settlement of the matter entitled IN RE CROP GROWERS SECURITIES LITIGATION (Civ. No. 95-58-GF-PGH) with members of the class consisting of purchasers of the Company's common stock during the period from February 15, 1995 to May 16, 1995. The complaint alleged, among other things, that the Company made false and misleading statements in publicly filed or disseminated documents to inflate artificially the price of its stock. Under the settlement, the Company has agreed to pay $2.5 million, $1.22 million of which is payable by the Company, with the remainder to be paid out under the terms of a directors' and officers' insurance policy. The $1.22 million has been accrued for at December 31, 1996. The settlement is subject to court approval.

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                                       PART II

   ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    The following should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in the Company's Annual Report on Form 10-K.

AGENCY OPERATIONS

SERVICE FEES

    The Company's agency operations revenues include service fees related to the servicing of MPCI and crop hail insurance, excess loss adjusting expense reimbursement related to MPCI premiums serviced and profit sharing amounts, if any, resulting from underwriting gains, if any, on the premiums it services.

    For Buy-Up Coverage, the Company is entitled to the expense reimbursement payable by the FCIC. This expense reimbursement is passed through to the Company under its MPCI contracts with third party insurance companies and is paid directly to the Company for MPCI premiums underwritten by its property and casualty insurance subsidiaries. For the 1997 crop year, beginning July 1, 1996, the expense reimbursement for Buy-Up Coverage was established by the FCIC at 29%. For the 1996 and 1995 crop years, the expense reimbursement for Buy-Up Coverage was established by the FCIC at 31%.

    For Basic Coverage, the Company retains a portion of the administrative fee paid by the insured and receives an amount for loss adjusting expenses (regardless of the loss experience of the insureds), which amounts are passed through or paid directly to the Company under its MPCI contracts. For Basic Coverage, the Company's portion of the administrative fee is up to the first $100 of the fee paid by the insured and the loss adjusting expense reimbursement which is equal to 4.7% of an imputed premium (based upon a 65% production guarantee at a 100% price election).

    The expense reimbursement level for the 1998 and 1999 crop years for Buy-Up coverage is limited under the Reform Act to levels not to exceed 28% and 27.5%, respectively. See the following paragraph for a discussion of proposed changes to the expense reimbursement level for the 1998 crop year. Because the Company's MPCI service fees are directly related to the expense reimbursement established by the FCIC, the Company's future MPCI service fees will be affected by reductions in the level of expense reimbursement. Prior to the 1996 crop year, the impact of FCIC expense reimbursement level reductions on the Company's net earnings had been minimized because the Company had reduced its agents' commissions in order to minimize the impact on its margin on MPCI business.
MPCI agent commissions vary by agent depending on such factors as the volume of premium produced by the agent, whether or not the agent is responsible for any direct costs and other competitive factors. The Company believes, based on competitive factors within the industry, that it will have to absorb a significant portion of the expense reimbursement reduction in the 1997 crop year.

    On March 20, 1997, a draft of the SRA (effective for the 1998 crop year) was released by the FCIC. The draft SRA proposes to revise the expense reimbursement for Buy-Up Coverage to an amount equal to a flat $100 per policy plus 18% of the premium related to that policy (17% in the case of Crop Revenue Coverage policies, a revenue protection coverage introduced by the FCIC in the 1997 crop year). For Basic Coverage, private companies would receive a flat $50 per policy plus 4.8% of the

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premium related to that policy (based on a 50% production guarantee at a 60%
price election). The draft SRA also proposes certain changes to the risk sharing arrangement (calculation of underwriting gain or loss on premiums retained by private companies) between private companies and the FCIC. Under the proposed draft, private companies would receive the expense reimbursement in one installment at the time acreage reports are reported to and validated by the FCIC. The draft SRA also proposes certain other changes to the administration of the MPCI program, including certain compliance and program integrity issues. Earlier in 1997 and as a part of the Clinton Administration's budget proposal for the government's 1998 fiscal year, funding for the expense reimbursement was proposed at 24.5% for the 1998 crop year.

    The Company is not able to predict whether any or all of the proposed revisions to the SRA will ultimately be adopted, but believes that the proposed revisions (particularly the revisions to the expense reimbursement), if implemented as proposed, would have an adverse impact on the Company's results of operations in the 1998 crop year. The FCIC has requested written comments on the proposed SRA draft by April 11, 1997. The Company cannot predict what the final terms of the SRA will ultimately be or what other legislative or administrative actions may occur as a part of the SRA revision process or the federal budget process. For the 1998 crop year the Company expects to negotiate with agents regarding reduced commissions on Buy-Up coverage to offset expense reimbursement reductions, however, there is no assurance that any reduction will be able to be passed through to agents as a result of competitive or other factors.

    Under its MPCI contracts, the Company is also entitled to receive any excess loss adjustment expense reimbursement from the FCIC. The FCIC pays contracting insurance companies an amount up to 4% of premium on Buy-Up coverage for excess loss adjusting expenses on such coverage if loss ratios on the Company's total book of MPCI business, by state and by risk retention fund, are in excess of the ratios established by the FCIC. Generally, the excess loss adjustment expense reimbursement increases as the loss ratio increases. Under Basic Coverage policies, the FCIC pays contracting insurance companies an amount up to 1.7% of the imputed premium for excess loss adjusting expenses in the event loss ratios on the overall book of Basic Coverage are in excess of loss ratios established by the FCIC.

    Additionally, the Company has arrangements with its third party insurance companies pursuant to which it is entitled to receive a percentage of the underwriting gains, if any, on MPCI premiums it services. These gains, or profit sharing, are reflected as additional service fees.

    The Company's operating results may vary significantly depending on the underwriting results of the premiums serviced and underwritten by it. The Company does not assume any of the underwriting loss under its MPCI agreements with third party insurers; and under the Company's MPCI agreement with Fireman's Fund, there is no loss carryforward to reduce future underwriting gains. Underwriting gains or losses on crop insurance are generally not determinable until sometime after the second quarter of any year and, accordingly, the Company expects that revenues, if any, from these arrangements will typically be recognized in the third and fourth quarters. Underwriting gains on premiums serviced by the Company are recognized by the Company as additional service fees and, because they generally have very low related expenses, can have a material impact on the Company's operating results. Accordingly, although the Company's risk management strategy is to minimize its exposure to underwriting risk, the Company's earnings can be materially affected by factors which impact underwriting results and, accordingly, its portion of any underwriting gains, including the timing and severity of losses from storms and other natural perils.

    The Company's service fees related to crop hail insurance are a percentage of the premiums serviced for third party insurance companies.

AGENT COMMISSIONS AND OTHER DIRECT COSTS

    Agent commissions and other direct costs related to marketing and servicing MPCI are obligations of the Company under its MPCI agreements and, accordingly, are reflected as expenses of the Company. Additionally, agent commissions and other direct costs on crop hail insurance are generally direct obligations of the Company and, therefore, are reflected as expenses of the Company. Under the Company's crop hail contract with CNA, agent commissions and other direct costs, except loss adjusting expense, are the direct obligations of CNA and therefore are not reflected as an expense of the Company.

    Other direct costs include overwrite fees payable to third party insurance companies, loss adjusting expenses, premium taxes on crop hail insurance, bureau fees and other costs. These costs, except for loss adjusting expense, vary proportionally with the amount of premiums serviced. Beginning in the 1997 crop year and as a result of the restructuring of its MPCI agreement with Fireman's Fund, the Company will no longer pay any overwrite fees on MPCI premiums it places with Fireman's Fund.

    Loss adjustment expenses are based on management's estimate of all Company adjusting costs to settle claims incurred or to be incurred on policies on which revenue has been recognized. The estimate is reviewed periodically and variances, if any, in estimated versus actual amounts are reflected in current operations. In some instances, agents are responsible for loss adjusting expenses or other direct costs associated with policies sold by them, and those agents generally receive higher commissions in return for the assumption of those direct costs. Bureau fees are fees charged by NCIS for providing rates and procedures required to be used by the FCIC.

RECOGNITION OF SERVICE FEES AND DIRECT COSTS

    Crop Growers recognizes service fees from MPCI policies and the related direct costs as of the sales closing date for the particular policy. The sales closing date, which is established by the FCIC, is the date on which coverage for a crop must be bound or renewed by the policyholder and when substantially all required services relating to placing the insurance have been rendered by the Company. Unless canceled by the farmer, policies in place from the prior year automatically renew on the same terms on the sales closing date.

    Since sales closing dates precede the date on which farmers plant their insured crop, MPCI coverage and related premiums are estimated by the Company until the farmer subsequently submits his or her report on actual acreage planted. The effect of changes in such estimated premiums are included in the results of operations in the period in which the estimates are changed.

    For crop hail insurance, service fees are recognized when the insurance coverage is accepted by the insurance company, which is concurrent with the completion of substantially all services required to be performed by the Company. Direct costs such as agent commissions, loss adjusting and premium taxes are recognized at the time service fees are recognized.

    The Company recognizes service fees under the profit sharing provisions of its agreements with third party insurance companies when a reasonable estimate can be made. The Company generally recognizes profit sharing, if any, in the third and fourth quarters.

SOFTWARE OPERATIONS

    The Company's software operations revenues include sales of VisAgTM software, mapping products, and hardware products. Costs include commissions on software and mapping sales, mapping product development costs, hardware costs, and other direct costs such as shipping, postage, and packaging. The VisAgTM product is a PC-based map driven farm management system designed for use by small family farms to large corporate operations. Mapping products are computer generated geo-referenced maps which allow an agent or farmer to view an entire agricultural operation on a single map. Hardware products represent various hardware products manufactured by third parties sold to agents and other outside customers. Revenues from the sale of VisAgTM, mapping products and hardware are recognized upon shipment to the customer.

    Sales of VisAgTM and other mapping products have not made a significant contribution to revenues or earnings since their introduction. Management continues to assess the VisAgTM product marketing and distribution strategy, does not expect to achieve significant profitability in its software operations in 1997 and will seek to manage these operations to a break even level. The Company does, however, continue to believe map based technology is important in supporting its crop insurance operations and will continue to develop products or applications for use by its agency distribution network.

INSURANCE OPERATIONS

    The Company's insurance operations include premiums earned and losses incurred on Buy-Up and Basic Coverages, crop hail, and farm and ranch insurance coverages underwritten and retained by the Company's property and casualty insurance company subsidiaries.

    For the 1996 and 1997 crop years, the Company did not and will not retain any MPCI premiums underwritten by its insurance company subsidiaries. For the 1996 crop hail season, the Company retained 15% of crop hail premiums underwritten by Dawson. In 1995, Dawson retained a certain amount of risk on premiums underwritten and reinsured prior to its acquisition by the Company in excess of the Company's risk retention strategy.

INVESTMENT INCOME

    Historically, the Company has derived investment income from interest charged to policyholders who elect not to pay their MPCI premiums on the FCIC established due date and from investments. Under the MPCI program, the FCIC charges interest at a rate of 1.25% per month on overdue premiums and the insurance company, which is responsible for payment of the policyholder's premiums to the FCIC, passes such interest cost on to the policyholder.

    The Company has agreed with its contracting insurance companies to assume the responsibility for such payments to the FCIC and, therefore, receives interest payments made by policyholders on deferred premiums. In the event of an insured loss, the Company deducts premium payments and interest, if any, from the claim payment to the farmer.

    The Company also earns investment income on interest and dividends on investment securities and excess cash invested at certain times of the year, which typically occurs after MPCI and crop hail premiums are collected.
Realized gains and losses on the sale of investments are included in investment income. Also included in investment income are income and losses on investments in companies which are 50% or less owned by the Company, which are accounted for under the equity method.

SEASONALITY

    The Company's quarterly operating results vary substantially from quarter to quarter as a result of various factors, including MPCI sales closing dates, crop production cycles and recognition of underwriting gains, if any. The Company recognizes the highest amount of service fees and related direct costs in the first quarter because the sales closing date for the majority of spring crops is March 15. The majority of these amounts are attributed to service fees related to MPCI. Virtually all of the Company's service fees and direct costs related to crop hail insurance are recognized in the second quarter. The Company generally recognizes its second highest amount of revenues and related direct costs in the third quarter because the MPCI sales closing date for the majority of fall crops is September 30. In addition, the Company may recognize a portion of underwriting gains or losses, if any, on the premiums it services or underwrites in the third quarter. In the fourth quarter, the Company also recognizes underwriting gains or losses, if any, on the premiums it services or underwrites, most of the interest income on MPCI deferred premium financing and service fees on MPCI premiums with sales closing dates occurring in the fourth quarter. Crop Growers cannot predict whether MPCI sales closing dates will be changed in the future, but any such change could have a material effect on the Company's quarterly results of operations. Because the Company's business is directly tied to the production cycle of crops, the Company expects that seasonal patterns in its operating results will continue.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996 AND 1995

    AGENCY OPERATIONS. Service fees in the year ended December 31, 1996 increased $19.6 million to $104.6 million from $85.0 million in the year ended December 31, 1995. Although overall MPCI premiums serviced increased during 1996, the increase was primarily the result of the acquisition of Dawson and FCIC established rate increases on MPCI premiums in the 1996 crop year. The increase was partially offset by a loss of premiums written by certain agencies who elected to have their premiums serviced by other insurance companies, a reduction in the expense reimbursement paid by the FCIC from 31% in the 1996 crop year to 29% in the 1997 crop year and the impact of the dissolution of its MPCI agreement with CNA. See "--Restructuring and Non-Core Expenses." Management believes the Company's premiums in the first quarter of 1997 will continue to be adversely impacted by certain factors including competitive pressures, principally relating to commissions, and the dissolution of its MPCI agreement with CNA.

    Also included in service fees is $10.9 million in profit sharing revenue in the year ended December 31, 1996 as compared to $9.1 million in the year ended December 31, 1995. The increase in profit sharing was primarily the result of the increase in premiums serviced in 1996 compared to 1995. Profit sharing revenue as a percentage of premiums serviced decreased to 4.9% in 1996 from 5.8% in 1995. The decrease was primarily attributed to less favorable underwriting results on the premiums serviced in 1996 as compared with 1995.

    In addition to profit sharing, the Company also recorded excess loss adjusting expense reimbursement of $2.0 million in the year ended December 31, 1996 as compared to $3.3 million in the year ended December 31, 1995. Included in the $3.3 million of excess loss adjusting expense reimbursement in 1995 was $1.7 million of excess loss adjusting expense reimbursement associated with hold harmless provisions on certain prevented planting claims specific to the 1995 crop year.

    Agent commissions and other direct costs in the year ended December 31, 1996 increased by $18.5 million to $71.1 million from $52.6 million in the year ended December 31, 1995. The increase in agent commissions and other direct costs was primarily a result of the increased MPCI and crop hail premiums serviced. Agent commissions increased as a percentage of premiums serviced in 1996 as compared to 1995 due to competitive pressures which forced the Company to, in several areas of the country, increase commissions offered to agents.

    Also included in agent commissions and other direct costs in the year ended December 31, 1996 were $3.2 million in charges related to the Company's assessment of its adequacy of the allowance for uncollectible receivables. The Company reviewed the historical collection experience of receivables, collectability of certain balances, and the growth in the volume of premiums serviced and other receivables in determining the necessary allowance for uncollectible receivables at December 31, 1996. In addition to the charges included in agent commissions and other direct costs, the Company recorded $655,000 and $697,000, respectively, in 1996 and 1995 to the provision for uncollectible receivables which is included in general and administrative expenses.

    INSURANCE OPERATIONS. Premiums earned increased to $2.5 million in 1996 from $(182,000) in 1995. Losses incurred increased in 1996 to $1.3 million from $(2.3) million. The increases were primarily due to crop hail premiums underwritten and retained by Dawson in 1996. Dawson was not acquired until July 1995 which was after most crop hail premiums had been written for 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 16.6% in the year ended December 31, 1996 to $33.7 million from $28.9 million in the year ended December 31, 1995. The increase was due primarily to the increase in the number of employees hired to service increased MPCI premium and crop hail premium volume and additional general and administrative costs incurred as a result of the acquisitions made by the Company in 1995 as the operations have now been included for a full year.

    Depreciation and amortization expenses increased to $3.3 million in the year ended December 31, 1996 from $2.4 million in the year ended December 31, 1995. The increase was primarily a result of increased property and equipment purchased in late 1995 and 1996 and an increase in the amortization of intangible assets as a result of the acquisitions during 1995.

    RESTRUCTURING AND NON-CORE EXPENSES. In 1996, as a result of management's assessment of the Company's core operation and focus on improving the consistency of its financial performance and improving shareholder returns, the Company recorded costs related to the relocation of the Company's corporate headquarters and main office to Overland Park, Kansas, of $2.0 million, write downs and losses on assets to be disposed of consisting of real estate and software mapping of $1.3 million, losses on the discontinuation of certain non-core business operations of $2.0 million, and costs accrued as a result of the cancellation of certain agreements and contracts with third parties of $1.1 million.

    Additionally, as a result of the dissolution of its MPCI agreement with CNA, the Company was required to request agents to cancel and rewrite MPCI policies previously written on CNA paper to Fireman's Fund, or one of its insurance subsidiaries paper. For other competitive factors, including significant incentive fees being offered to agents by competitors to induce agents to transfer their books of business, the Company offered incentive fees to agents to compensate them for obtaining the necessary cancellation and rewrite forms from policyholders. In the year ended December 31, 1996, the Company agreed to pay approximately $300,000 relating to transferred business. The Company expects to pay approximately $1.5 million to $1.8 million of additional incentive fees in the first quarter of 1997 as part of the cancellation and rewrite process. The Company anticipates accruing these amounts consistent with the Company's revenue recognition method. The Company believes these costs are a one-time expenditure.

    LEGAL MATTERS. In the year ended December 31, 1996, the Company incurred approximately $4.0 million in expenses, primarily legal fees, in connection with indictments of the Company and certain of its former officers by the Independent Counsel appointed to investigate matters relating to former Secretary of Agriculture, Mike Espy. Included in this amount, are amounts advanced by the Company pursuant to indemnification agreements between the former officers and the Company. In January 1997, the Company settled this matter and agreed to pay $2.0 million. This amount, which is not tax deductible, was accrued as an expense in 1996.

    The Company also incurred approximately $200,000 in the year ended December 31, 1996 in connection with defending a shareholder class action lawsuit filed in May 1995. In February 1997, the Company settled this matter and agreed to pay $2.5 million, $1.22 million of which is payable by the Company and the remainder of which is payable under the terms of a directors' and officers' insurance policy. The $1.22 million was accrued as an expense in 1996.

    INTEREST EXPENSE. Interest expense increased to $1.5 million in the year ended December 31, 1996 from $859,000 in the year ended December 31, 1995. The increase in interest expense was a result of additional borrowings necessary to finance operating expenses attributed to the increase in premium volumes as well as MPCI deferred premiums in the 1996 crop year.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    AGENCY OPERATIONS. Service fees in the year ended December 31, 1995 increased $36.9 million to $85.0 million from $48.1 million in the year ended December 31, 1994. The increase in service fees was primarily the result of an increase in MPCI and crop hail premiums serviced, underwriting gains and revenues from excess loss adjustment expense reimbursement. The increase in MPCI premiums serviced was due, in part, to the overall increase in the Buy-Up Coverage market as a result of the Reform Act, and the addition of Basic Coverage beginning with the 1995 crop year. Actual premiums serviced by the Company (including Dawson) during the 1995 crop year were $191.4 million and $39.5 million for Buy-Up and Basic Coverage, respectively. During the 1995 crop year, the FCIC made a one time change (in large part due to excess moisture which delayed planting in certain states) to excess loss adjustment expense reimbursement to allow companies to recover additional loss adjusting expenses associated with adjusting prevented planting claims. The Company recognized $3.3 million in excess loss adjustment expense reimbursement from the FCIC attributable to the 1995 crop year. A significant portion of this was related to preventive planting claims. Crop hail premiums serviced increased as a result of growth in the Company's business and as a result of the Dawson acquisition.

    Service fees also increased as the Company recognized $9.1 million of underwriting gains in the year ended December 31, 1995 compared to $3.1 million in the year ended December 31, 1994. The increase in the Company's share of underwriting gains was primarily a result of increased premiums serviced, the fact that there was no loss carryforward remaining under its MPCI contract with CNA and favorable underwriting results on premiums retained by Dawson.

    Agent commissions and other direct costs increased by $22.1 million to $52.6 million for the year ended December 31, 1995 compared to $30.5 million for the year ended December 31, 1994. The increase in agent commissions and other direct costs was a result of the increased MPCI premiums serviced by the Company during the year ended December 31, 1995 compared to the same period in 1994 and as a result of the loss adjusting costs associated with adjusting of claims incurred in prevented planting. These increases were partially offset by the agency acquisitions completed during the year which had the effect of moving direct costs to general and administrative expenses as these agents became employees. In addition, overwrite fees payable to third party insurance companies decreased slightly as Plains and Dawson underwrote a larger percentage of the premiums serviced by the Company in the year ended December 31, 1995 compared to 1994. As a percentage of service fees, related agent commissions and other direct costs decreased to 62.5% in 1995 from 63.5% in 1994.

    INSURANCE OPERATIONS. Premiums earned decreased in 1995 to $(182,000) from $1.3 million in 1994. Losses incurred decreased in 1995 to $(2.3) million from $1.3 million in 1994. The decreases were due primarily to the acquisition of Dawson. In connection with the purchase of Dawson, at July 14, 1995, initial estimates were made of premiums and losses related to the MPCI and crop hail business underwritten by Dawson prior to the acquisition. The Company's practice is to estimate a breakeven underwriting result until late in the third quarter, when more information is available on the underwriting results of its premiums serviced. Subsequent to the acquisition, the FCIC changed the MPCI program to provide insurance companies relief for most of the prevented planting losses, and as a result the level of loss reserves estimated at the acquisition date was higher than the amount ultimately necessary. This reduction of loss reserves along with other changes in estimates made as of the acquisition date, resulted in the business acquired having an underwriting gain of approximately $2.3 million.

    INVESTMENT INCOME. Investment income increased $766,000 in the year ended December 31, 1995 to $2.2 million from $1.4 million in the year ended December 31, 1994. The increase in investment income was due primarily to realized gains on investment securities sold during 1995 to fund the Dawson acquisition.

    INTEREST EXPENSE. The increase in interest expense was primarily due to additional borrowings necessary to finance MPCI deferred premiums and operating expenses attributed to the increase in premium volume as a result of the extension by the FCIC of reporting deadlines for the 1995 crop year (which delayed the Company's receipt of a portion of the expense reimbursement payable to the Company on MPCI premiums) as well as additional long-term debt incurred on the permanent financing of the Company's former headquarters in Great Falls, Montana.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 150.6% to $28.9 million in the year ended December 31, 1995 from $11.5 million in the year ended December 31, 1994. The increase was due primarily to the increase in the number of employees hired to service the increased MPCI premium volume and additional general and administrative costs incurred as a result of the acquisitions made by the Company in 1995. At December 31, 1995 the Company had 524 employees, 142 of which were hired in 1995 as a result of acquisitions, compared to 228 at December 31, 1994. The Company also incurred significant start-up costs including development and marketing costs associated with the initial release of VisAgTM in December 1995.

         Depreciation and amortization expenses increased to $2.4 million in the year ended December 31, 1995 from $1.0 million for the year ended December 31, 1994. The increase was primarily a result of increased property and equipment purchased to support the growth of the Company and an increase in the amortization of intangible assets as a result of acquisitions.

    INCOME TAXES. For the year ended December 31, 1994, the Company recognized approximately $264,000 of a rehabilitation tax credit related to the renovation of the Company's new office building which qualified as a historic structure. This had the effect of reducing the Company's effective tax rate as compared to the year ended December 31, 1995.

    MINORITY INTEREST. Minority interest represents dividends accrued and the accretion of discount on preferred stock issued in March of 1995, to fund the Dawson acquisition. Also included in minority interest are earnings attributed to minority shareholders.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

    Net cash provided by operating activities was $5.4 million and $2.9 million during 1996 and 1994, respectively, compared with cash used by operating activities of $16.0 million in 1995. In 1995, the FCIC extended the payment due dates for the 1995 crop year by one month for policyholders which delayed policyholders payments to the Company for MPCI premiums due. This had the effect of delaying the Company's receipt of a portion of the expense reimbursement payable to the Company on MPCI premiums serviced. This delay, which did not happen in 1994, nor reoccur in 1996, substantially increased cash used for operations during 1995.

INVESTING ACTIVITIES

    Cash provided by investing activities was $22.4 million and $699,000 for 1996 and 1995, respectively, compared with cash used by investing activities of $37.3 million in 1994. Historically, most of the Company's cash flow has been used to pay premiums due to the FCIC in the last quarter of the year on behalf of policyholders in order to earn the spread between the interest charged to the policyholders, which is equal to the rate established by the FCIC, and the Company's cost of funds. The increase in cash provided by investing activities in 1996 was primarily a result of the Company not financing the premiums payable to the FCIC on the 1996 crop year. In November 1996, Crop Growers and Fireman's Fund amended their MPCI agreement pursuant to which Fireman's Fund financed the premiums on behalf of the policyholders in exchange for the interest charged on the deferred premiums. The Company continues to administer the collection of the receivables and is ultimately responsible for the collection of the balances. The Company receives a fee for administrative costs related to the premiums financed. Deferred premiums financed at December 31, 1995, were $22.1 million compared to $27.6 million at December 31, 1994. The portion of deferred premiums financed at December 31, 1995, was less than 1994, due to less available funds to finance premiums, primarily as a result of the Company's use of funds to finance the acquisition of Dawson and the delay in receiving the excess loss adjusting expense reimbursement from the FCIC for prevented planting until January, 1996.

    The remaining investing activities of the Company have been primarily purchases and sales of investment securities, acquisitions and purchases of property and equipment needed as a result of the growth of the Company. During 1996, a portion of the proceeds from the $6.1 million sale of investment securities were used by the

Company to assist in funding operations during 1996 and early 1997. Additionally, during 1995, the Company used $9.1 million in proceeds from the sale of investment securities to fund the acquisition of Dawson. During 1994, the Company invested $13.5 million in investment securities. This amount represented proceeds from the Company's two public offerings pending the need for corporate use.

FINANCING ACTIVITIES

    Cash used by financing activities was $25.4 million in 1996, compared with cash provided by financing activities of $18.6 million and $34.1 million for 1995 and 1994, respectively. The primary source of cash during 1996 was $10 million from the issuance of redeemable preferred stock to Fireman's Fund. The primary use of cash during 1996 was to repay amounts outstanding under the Company's line of credit of $32.2 million. The primary sources of cash during 1995 and 1994 were from draws on the Company's line of credit to pay the deferred premiums due to the FCIC on behalf of policyholders and $35.9 million in 1994 of net proceeds received in the Company's two public offerings. The Company also redeemed $3.5 million of subsidiary preferred stock during 1994.

    In addition, during 1996, the Company repurchased $2.1 million of common stock from employees and certain former executive officers under separation agreements with the officers and employees. The Company purchased an additional $85,000 of stock in January 1997 as the last required purchases under the agreements. See Note 8 of Notes to Consolidated Financial Statements.

    The Company paid $239,000 in dividends during 1996 relating to its preferred stock issued to Fireman's Fund in July 1996. The Company has not paid dividends on its common stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not currently anticipate paying cash dividends on its common stock in the foreseeable future.

CAPITAL RESOURCES

    Historically, the Company has maintained lines of credit to finance working capital needs and premiums on behalf of policyholders who elect not to pay their MPCI premiums on the FCIC established due date and to fund crop hail losses in advance of reimbursement from the contracting insurance companies. These lines of credit expired in October and November 1996 and were not renewed.

    In connection with the March 1997 acquisition agreement between the Company and Fireman's Fund, Fireman's Fund has agreed to provide the Company with a working capital line of credit of up to $15 million subject to certain borrowing base limitations in the event that the Company is not able to secure third party financing. The credit agreement includes restrictive covenants and the requirement to maintain certain financial ratios and minimum net worth. The commitment which will expire in March 1998, does not contain any loan or commitment fees and borrowings bear interest at national bank's base rate. If the Company were to terminate the acquisition agreement with Fireman's Fund, any amounts then outstanding under the line of credit would become immediately due and payable.

    In addition, under the crop hail general agency agreement between the Company and Fireman's Fund, Fireman's Fund will fund crop hail losses. Accordingly, the Company will not need to finance crop hail losses in 1997.

    The Company believes that the cash generated from operations and the availability of borrowings under the Fireman's Fund commitment to provide working capital will provide sufficient resources to finance the Company's current operations and projected working capital needs for the next 12 months.


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


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.



                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                          Page
                                                                          ----
Independent Auditors' Report                                                15

Consolidated Financial Statements:

    Statements of Operations for the years ended
    December 31, 1996, 1995 and 1994                                       16

    Balance Sheets as of December 31, 1996 and 1995                        17

    Statements of Stockholders' Equity for the years ended
    December 31, 1996, 1995 and 1994                                       18

    Statements of Cash Flows for the years ended
    December 31, 1996, 1995 and 1994                                       19

Notes to Consolidated Financial Statements                                  20

                         INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
Crop Growers Corporation:

We have audited the accompanying consolidated balance sheets of Crop Growers Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crop Growers Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP
Kansas City, Missouri
March 28, 1997


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